SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 13)1

                               RONSON CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   776338 20 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 6, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 776338 20 4                   13D          Page 2 of 12 Pages
-------------------------------                   ------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    316,199
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                316,199
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     316,199
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                   ------------------------------
CUSIP No. 776338 20 4                   13D          Page 3 of 12 Pages
-------------------------------                   ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    316,199
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                316,199
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     316,199
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                   ------------------------------
CUSIP No. 776338 20 4                   13D          Page 4 of 12 Pages
-------------------------------                   ------------------------------



         The following  constitutes Amendment No. 13 ("Amendment No. 13") to the
Schedule 13D filed by the undersigned. This Amendment No. 13 amends the Schedule 13D as specifically set forth.

   Item 4 is hereby amended to add the following:

                  The Reporting Persons, through Cede & Co., notified the Issuer by letter dated April 6, 2001 of its request to inspect, during the usual hours for business, the books and records and documents of the Issuer relating to certain agreements, arrangements and transactions with Carl W. Dinger, III, a 5% shareholder of the Issuer, and Erwin M. Ganz, a director of the Issuer, and fringe benefits of members of the Board of Directors and executive officers of the Issuer. The letter is filed as Exhibit 11 to this Amendment No. 13 to the
Schedule 13D and incorporated herein by reference.

   Item 5(a) is hereby amended to read as follows:

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 3,455,513 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2000.

                  As of the close of business on April 12, 2001, Steel Partners II beneficially owned 316,199 Shares of Common Stock, constituting approximately 9.2% of the Shares outstanding. Mr. Lichtenstein beneficially owned 316,199 Shares, representing approximately 9.2% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 316,199 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

   Item 7 is hereby amended to add the following exhibit:

         11. Letter dated April 6, 2001 from Cede & Co. to Justin P. Walder, Secretary of Ronson Corporation.

-------------------------------                   ------------------------------
CUSIP No. 776338 20 4                   13D          Page 5 of 12 Pages
-------------------------------                   ------------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 12, 2001                 STEEL PARTNERS II, L.P.

                                       By: Steel Partners, L.L.C.
                                           General Partner

                                       By:/s/ Warren G. Lichtenstein
                                          -----------------------------
                                          Warren G. Lichtenstein
                                          Chief Executive Officer

                                       /s/  Warren  G. Lichtenstein
                                       --------------------------------
                                       WARREN G. LICHTENSTEIN

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CUSIP No. 776338 20 4                   13D          Page 6 of 12 Pages
-------------------------------                   ------------------------------


                                  Exhibit Index

                                                                         Page

1.             Joint Filing Agreement (previously                          -
               filed)

2.             Letter dated August 14, 1998 from                           -
               Steel Partners II, L.P. to the
               Chief Executive Officer and Board
               of Directors of the Issuer
               (previously filed)

3.             Letter dated December 15, 1998                              -
               from Steel Partners II, L.P. to
               the Chief Executive Officer and
               Board of Directors of the Issuer
               (previously filed)

4.             Letter dated December 23, 1998                              -
               from Steel Partners II, L.P. to
               Louis V. Aronson, II, the Chief
               Executive Officer and President of
               the Issuer (previously filed)

5.             Text of Press Release issued by                             -
               Steel Partners II, L.P. on January
               27, 1999 (previously filed)

6.             Letter dated May 13, 1999 from                              -
               Steel Partners II, L.P. to Louis
               V. Aronson, II, the Chief
               Executive Officer and President of
               the Issuer (previously filed)

7.             Letter dated June 10, 1999 from                             -
               Steel Partners II, L.P. to Louis
               V. Aronson, II, the Chief
               Executive Officer and President of
               the Issuer (previously filed)

8.             Letter dated June 30, 1999 from                             -
               Steel Partners II, L.P. to Louis
               V. Aronson, II, the Chief
               Executive Officer and President of
               the Issuer (previously filed)

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CUSIP No. 776338 20 4                   13D          Page 7 of 12 Pages
-------------------------------                   ------------------------------



9.             Letter dated March 17, 2000 from                            -
               Steel Partners II, L.P. to Louis
               V. Aronson, II, the Chief
               Executive Officer and President of
               the Issuer (previously filed)

10.            Letter dated February 7, 2001 from                          --
               Steel Partners II, L.P. to Louis
               V. Aronson, II, the Chief
               Executive Officer and President of
               the Issuer (previously filed)

11.            Letter dated April 6, 2001 from                          8 to 12
               Cede & Co. to Justin P. Walder,
               Secretary of Ronson Corporation

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CUSIP No. 776338 20 4                   13D          Page 8 of 12 Pages
-------------------------------                   ------------------------------


                                   Cede & Co.
                          c/o Depository Trust Company
                                 55 Water Street
                            New York, New York 10014


                                  April 6, 2001

BY FACSIMILE AND FEDERAL EXPRESS

Mr. Justin P. Walder
Corporate Secretary
Ronson Corporation
Corporate Park III, Campus Drive
P.O. Box 6707
Somerset, NJ 08875

         Re:      Request To Inspect Books and Records

Dear Mr. Walder:

         Cede & Co., the nominee of Depository Trust Company ("DTC"), is a holder of record of shares of common stock of Ronson Corporation (the "Company"). DTC is informed by its Participant, ING Barings LLC, that 316,199 of such shares (the "Shares"), credited to Participant's DTC account as of the close of business on April 4, 2001, are beneficially owned by Steel Partners II, L.P. ("Steel"), a customer of the Participant.

         At the request of Participant, and on behalf of Steel, Cede & Co., as holder of record of the Shares, hereby demands the right, pursuant to Section 14A:5-28 of the New Jersey Business Corporation Act, during the usual hours for business, to inspect the following books, records and documents of the Company and to make copies or extracts therefrom:

                  (A) All records of the Company relating to all (i) employment or consulting agreements and arrangements between the Company and Carl W. Dinger III, (ii) options issued or caused to be issued by the Company to Mr. Dinger or by Mr. Dinger to the Company to purchase or sell securities of the Company, (iii) agreements and arrangements related to the grant of proxies by Mr. Dinger to the Company to vote securities owned directly or

-------------------------------                   ------------------------------
CUSIP No. 776338 20 4                   13D          Page 9 of 12 Pages
-------------------------------                   ------------------------------

                           indirectly by Mr. Dinger, and (iv) transactions between the Company and Mr. Dinger which may be reasonably construed as "related party transactions" under Item 404 of Regulation S-K promulgated under the Securities Act of 1933, as amended ("Related Party Transactions"). The records should include, but not be limited to, all agreements, reports, notes, writings, correspondence or the like, and minutes of meetings and/or resolutions of the Company's Board of Directors or Committees to the Board of Directors involving such matters.

                  (B) All records of the Company relating to all (i) employment or consulting agreements and arrangements between the Company and Erwin M. Ganz, and (ii)
                           transactions between the Company and Mr. Ganz which may be reasonably construed as Related Party Transactions. The records should include, but not be limited to, all agreements, records, notes, writings, correspondence or the like, and minutes of meetings and/or resolutions of the Company's Board of
                           Directors or Committees to the Board of Directors involving such matters.

                  (C) All records of the Company related to all fringe benefits of members of the Board of Directors and executive officers of the Company including, but not limited to, use of the Company's airplanes and the Company's employees for personal benefit. The records should include, but not be limited to, all agreements, records, notes, writings, correspondence or the like, and minutes of meetings and/or resolutions of the Company's Board of Directors or Committees to the Board of Directors involving such matters.

         Cede & Co. has been advised that Steel will bear the reasonable costs incurred by the Company in connection with the production of the information demanded.

         Cede & Co. has also been advised that the purpose of this demand is:

                  (1) to investigate possible breaches of fiduciary duty, wrongdoing or corporate mismanagement by certain officers of the Company and members of the Board in connection with (a) the Company's agreements or arrangements with Mr. Carl W. Dinger III entered into in October 1998, April 7, 2000 and March 6, 2000, the terms of which are not fully disclosed in the Company's public filings making it impossible for shareholders to determine if the services being rendered, if any, are of value to the Company, (b) the Company's grant of options to purchase shares of

-------------------------------                   ------------------------------
CUSIP No. 776338 20 4                   13D          Page 10 of 12 Pages
-------------------------------                   ------------------------------


                           Common Stock of the Company from Mr. Dinger at exercise prices significantly above market in return for irrevocable proxies to vote the optioned shares during the term of such options, including (i) an option to purchase 186,166 shares of Common Stock in October 1998 at an exercise price of $5.25 per share for a period of 18 months, (ii) an option to purchase 186,166 shares of Common Stock on March 6, 2000 at an exercise price of $5.25 per share for the first two year period of the option and $7.50 per share for the second two year period of the option, and (c) the Company's agreement with Mr. Dinger dated March 6, 2000, which has not been disclosed in public filings, to sell to Mr. Dinger 227,500 shares of newly issued restricted Common Stock of the Company at a price of $2.50 per share;

                  (2) to investigate possible breaches of fiduciary duty, wrongdoing or corporate mismanagement by certain officers of the Company and members of the Board in connection with the Company's agreements or arrangements with Erwin M. Ganz, a former executive officer, the terms of which are not fully disclosed in the Company's public filings making it impossible for shareholders to determine if the services being rendered, if any, are of value to the Company; and

                  (3) to investigate possible breaches of fiduciary duty, wrongdoing or corporate mismanagement by certain officers of the Company and members of the Board in connection with such persons' use of the Company's airplanes and the Company's employees for personal benefit, without compensation.

         Please immediately advise Steel's attorney, Steven Wolosky, at Olshan Grundman Frome Rosenzweig & Wolosky LLP, 505 Park Avenue, New York, New York 10022, 212-451-2333, as to when and where the items demanded will be available.

         While Cede & Co. is furnishing this demand as the stockholder of record of the Shares, it does so at the request of ING Barings LLC and only as a nominal party for the true party in interest, Steel. Cede & Co. and ING Barings LLC have no interest in this matter other than to take those steps that are necessary to insure that Steel is not denied its rights under New Jersey law as the beneficial owner of the Shares, and Cede & Co. and ING Barings LLC assume no further responsibility in this matter.

-------------------------------                   ------------------------------
CUSIP No. 776338 20 4                   13D          Page 11 of 12 Pages
-------------------------------                   ------------------------------



                                   Very truly yours,

                                   CEDE & CO.


                                   By: /s/ Leonard A. Miele
                                       ------------------------
                                       Name: Leonard A. Miele
                                       Title: Partner

cc: Warren G. Lichtenstein

-------------------------------                   ------------------------------
CUSIP No. 776338 20 4                   13D          Page 12 of 12 Pages
-------------------------------                   ------------------------------



STATE OF NEW YORK         )
                          ) ss.:
COUNTY OF NEW YORK        )


         On the 6th day of April, 2001, before me personally appeared Leonard A. Miele personally known to me or proved to me on the basis of satisfactory evidence to be the person whose name is subscribed on the within instrument and acknowledged to me that he executed the same.




                                             /s/ James McGreevey
                                             ------------------------------
                                             Notary Public